

Mail Stop 4631

June 24, 2009

Via U.S. mail and facsimile

Mr. James E. Hurlbutt
Vice President and Chief Financial Officer
Stepan Company
Edens and Winnetka Road
Northfield, IL 60093

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 19, 2009**
> **File No. 001-11311**

Dear Mr. Hurlbutt:

We have reviewed your response letter dated June 10, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition, page 41

1. Your response to comment four from our letter dated May 27, 2009 indicates that that the increase in inventories and accounts receivable during 2008 was primarily driven by higher raw material costs. In light of that explanation, please show us how you

will revise your future filings to describe why accounts payable balances did not increase in the same manner as inventories. For example, we note that your accounts payable was $117 million as of December 31, 2008 compared to $125 million as of December 31, 2007.


FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009


Condensed Consolidated Financial Statements

Note 2 – Noncontrolling Interests in Consolidated Financial Statements, page 5

2. We note your response to comment 13 from our letter dated May 27, 2009. While provisions of SFAS 160 are not required to be applied to immaterial items, we note that you have provided all the other disclosures required by SFAS 160. Therefore, in the interest of transparency and consistency, we believe it would be meaningful to investors if you considered including the reconciliation described in paragraph 38(c) of SFAS 160.


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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief